Exhibit 99.1

News release

Cenovus announces second-quarter 2026 results

Calgary, Alberta (July 29, 2026) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) today announced its second-quarter 2026 financial and operating results. In the quarter, the company generated approximately $5.0 billion of adjusted funds flow and $3.8 billion of free funds flow. Operating results in the quarter included Upstream production of 970.4 thousand barrels of oil equivalent per day (MBOE/d)1 and Downstream crude throughput of 451.5 thousand barrels per day (Mbbls/d), representing an overall crude unit utilization rate of 95%.

Highlights

•Delivered Upstream production of 970.4 MBOE/d, an increase of over 200 MBOE/d from Q2 2025.
•Record quarterly Oil Sands production of 786.4 MBOE/d, including record quarterly production at Christina Lake and Sunrise.
•Operated at a 95% crude unit utilization rate in the Downstream, with total crude throughput of 451.5 Mbbls/d and U.S. Refining adjusted market capture of 67%2.
•Increased full-year 2026 production guidance by 25 MBOE/d and decreased Oil Sands operating cost guidance by approximately 6%, as a result of strong performance across the Oil Sands assets and optimization of turnaround activity. Capital investment guidance is unchanged.
•Returned $1.4 billion to shareholders in the second quarter, including $1.0 billion through common share repurchases and $0.4 billion through common share dividends.

“Through disciplined execution across the Upstream and Downstream, our people delivered outstanding operating performance and our best-ever quarterly financial results,” said Jon McKenzie, Cenovus President & Chief Executive Officer. “We are advancing toward sustained production of one million BOE per day, a milestone that underscores our consistent execution, the ingenuity of our staff and our strong commitment to safety.”

Financial summary

($ millions, except per share amounts)	2026 Q2	2026 Q1	2025 Q2
Cash from (used in) operating activities	5,636	2,181	2,374
Adjusted funds flow[2]	4,986	3,377	1,519
Per share (diluted)[2]	2.66	1.80	0.84
Capital investment	1,200	1,170	1,164
Free funds flow[2]	3,786	2,207	355
Excess free funds flow[2]	3,257	1,723	(306)
Net earnings (loss)	2,870	1,570	851
Per share (diluted)	1.53	0.83	0.45
Long-term debt, including current portion	8,558	10,633	7,241
Net debt	5,388	8,058	4,934

Production and throughput

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(before royalties, net to Cenovus)	2026 Q2	2026 Q1	2025 Q2
Oil and NGLs (Mbbls/d)[1]	835.5	830.1	624.0
Conventional natural gas (MMcf/d)[1]	809.8	852.0	851.4
Total Upstream production (MBOE/d)[1]	970.4	972.1	765.9
Total Downstream crude throughput (Mbbls/d)[1]	451.5	458.5	665.8
1 See Advisory for production by product type and by reporting segment.
2 Non-GAAP financial measure or contains a non-GAAP financial measure. See Advisory.

Second-quarter results

Operating1

Cenovus’s total revenues were $17.4 billion in the second quarter, up from $12.4 billion in the first quarter of 2026. Upstream revenues were $12.6 billion, an increase from $9.4 billion in the previous quarter, while Downstream revenues were $8.2 billion, an increase from $5.6 billion in the first quarter.

Operating margin3 was $5.9 billion, compared with $4.4 billion in the prior quarter. Upstream operating margin4 was $4.9 billion, up from $3.7 billion in the prior quarter, as a result of higher benchmark oil prices and strong cost discipline. Downstream operating margin4 was $953 million, an increase from $734 million in the prior quarter, reflecting strong market crack spreads and upgrading differentials. Operating margin in the U.S. Refining segment was $771 million, which included a $152 million inventory holding gain.

Total Upstream production was 970.4 MBOE/d, compared to 972.1 MBOE/d in the first quarter. Christina Lake production was 372.1 Mbbls/d, up from 358.9 Mbbls/d in the prior quarter as a result of strong well pad performance at Narrows Lake and continued progress on the redevelopment well program at Christina Lake North. Foster Creek production was 214.5 Mbbls/d, down from 223.0 Mbbls/d in the prior quarter as a result of an unplanned disruption in late May. Sunrise production was 65.7 Mbbls/d, up from 59.4 Mbbls/d in the prior quarter as a result of the strong ramp-up from the first well pad in the East development area.

Production from the Lloydminster thermal assets was 103.1 Mbbls/d, compared with 102.3 Mbbls/d in the first quarter. Lloydminster conventional heavy oil output was 28.4 Mbbls/d, compared with 29.0 Mbbls/d in the prior quarter.

Production in the Conventional segment was 118.2 MBOE/d, a decrease from 121.7 MBOE/d in the prior quarter, largely as a result of third-party maintenance.

In the Offshore segment, production was 65.8 MBOE/d compared with 75.4 MBOE/d in the first quarter. In Asia Pacific, production was 51.2 MBOE/d, compared with 57.1 MBOE/d in the prior quarter due to planned maintenance in China and Indonesia. In the Atlantic region, production was 14.6 Mbbls/d, down from 18.3 Mbbls/d in the prior quarter as a result of turnaround activities at Terra Nova.

Cenovus is on track to achieve an Upstream monthly production milestone in excess of one million BOE/d in the month of July.

Total Downstream crude throughput in the second quarter was 451.5 Mbbls/d. Crude throughput in Canadian Refining was 101.7 Mbbls/d, representing a utilization rate of 94%, compared with 115.3 Mbbls/d in the prior quarter, as a result of a turnaround at the Lloydminster Upgrader.

In U.S. Refining, crude throughput was 349.8 Mbbls/d, compared with 343.2 Mbbls/d in the first quarter, representing a crude unit utilization rate of 96%. U.S. Refining revenues were $6.5 billion, an increase from $4.2 billion in the prior quarter, reflecting higher refined product prices. Adjusted market capture

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in U.S. Refining was 67%, compared with 114% in the prior quarter, a result of expected seasonal refined product pricing impacts as well as elevated domestic light crude pricing.

3Non-GAAP financial measure. Operating margin is the total of Upstream operating margin plus Downstream operating margin. See Advisory.
4Specified financial measure. See Advisory.

Financial

Cash from operating activities in the second quarter increased to $5.6 billion from $2.2 billion in the first quarter. Adjusted funds flow was $5.0 billion, compared with $3.4 billion in the prior quarter, and free funds flow was $3.8 billion, compared with $2.2 billion in the prior quarter, driven by higher commodity prices and strong operational performance. Net earnings increased to $2.9 billion from $1.6 billion in the prior quarter.

Long-term debt, including the current portion, was $8.6 billion as at June 30, 2026. During the quarter, the remaining $2.2 billion outstanding on the term loan facility obtained to fund a portion of the cash consideration for the MEG Energy Corp. acquisition was fully repaid and subsequently cancelled. Net debt was $5.4 billion as at June 30, 2026, a decrease of $2.7 billion from the prior quarter, as a result of strong financial results and a $0.7 billion decrease in non-cash working capital.

In the second quarter, the company achieved its interim net debt threshold of $6 billion. While net debt is between $6.0 billion and $4.0 billion, the company will target to return approximately 75% of excess free funds flow to shareholders over time. The company continues to steward toward a long-term net debt target of $4.0 billion.

Growth projects

At Christina Lake North, the facility expansion project continues to progress, and the first of two new steam generators is expected to be brought online by year-end. In addition, the redevelopment well program is proceeding to plan and production is expected to increase in the second half of 2026. At Foster Creek, the enhanced sulphur recovery project, which is expected to reduce operating costs by $0.50 to $0.75 per barrel, was successfully completed and brought online within the quarter. Cenovus’s first commercial diluent solvent aided process project was sanctioned in the first quarter of 2026 with fabrication and earthworks underway in Q2. The project is expected to add 5 to 10 Mbbls/d of production by 2028.

At West White Rose, drilling of the first well continues to progress and the project remains on track for first oil in late Q3.

2026 guidance update

Cenovus has revised its 2026 corporate guidance to reflect the company’s updated outlook for the remainder of the year. It is available on cenovus.com under Investors.

Changes to the company’s 2026 guidance include:

•Total upstream production raised to a range of 970 MBOE/d to 1,010 MBOE/d, an increase of 25 MBOE/d. This includes the impacts of strong performance in the Oil Sands and optimization of turnaround activity at Foster Creek and Christina Lake.
•Decreased overall Upstream operating cost guidance, including reductions to Oil Sands, Conventional and Asia Pacific as a result of higher production and lower costs. Revised operating cost guidance ranges are as follows:
◦Oil Sands operating costs per BOE: From $11.25 - $12.75 to $10.75 - $11.75

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◦Conventional operating costs per BOE: From $11.00 - $12.00 to $10.00 - $10.50
◦Asia Pacific operating costs per BOE: From $10.00 - $11.00 to $9.50 - $10.00
◦Atlantic operating costs per bbl: From $35.00 - $45.00 to $40.00 - $45.00
•Canadian Refining throughput raised to a range of 110 Mbbls/d to 115 Mbbls/d, an increase of 5 Mbbls/d at the midpoint, and Canadian Refining per-unit operating expenses decreased to a range of $10.50/bbl to $11.50/bbl, reflecting strong year-to-date performance.

The company has also updated its commodity price assumptions and guidance range for cash taxes. There has been no change to the expected capital investment range of $5.0 billion to $5.3 billion.

Dividend declarations and share purchases

The Board of Directors has declared a quarterly base dividend of $0.22 per common share, payable on September 29, 2026, to shareholders of record as of September 15, 2026.

All dividends paid on Cenovus’s common shares will be designated as “eligible dividends” for Canadian income tax purposes. Declaration of dividends is at the sole discretion of the Board and will continue to be evaluated on a quarterly basis.

In the second quarter, the company returned $1.4 billion to shareholders, composed of $1.0 billion from its purchase of 26.2 million common shares through its normal course issuer bid and $0.4 billion through common share dividends.

2026 planned maintenance

The following table provides details on planned maintenance activities at Cenovus assets in 2026 and anticipated production or throughput impacts.

Potential quarterly production/throughput impact (MBOE/d or Mbbls/d)

(MBOE/d or Mbbls/d)	Q3	Q4	Annual impact
Upstream
Oil Sands	17 - 21	-	4 - 6
Offshore	-	-	-
Conventional	-	-	-
Downstream
Canadian Refining	-	-	2 - 4
U.S. Refining	35 - 45	40 - 50	20 - 26

Conference call today

Cenovus will host a conference call today, July 29, 2026, at 9 a.m. MT (11 a.m. ET).

To participate in the conference call, please register in advance of the call start time. Once registered, you will receive a unique PIN that can be used to access the call by phone. You can either dial into the conference call using the unique PIN or select the "Call Me" option to receive an automated call.
A live audio webcast of the conference call will be available and will remain archived for approximately 30 days.
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Advisory

Basis of Presentation

Cenovus reports financial results in Canadian dollars and presents production volumes on a net to Cenovus before royalties basis, unless otherwise stated. Cenovus prepares its financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (the IFRS Accounting Standards).

Barrels of Oil Equivalent

Natural gas volumes have been converted to BOE on the basis of six thousand cubic feet (Mcf) to one barrel (bbl). BOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil compared with natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is not an accurate reflection of value.

Product types

Product type by reporting segment	Three months ended June 30, 2026
Oil Sands
Bitumen (Mbbls/d)	755.4
Heavy crude oil (Mbbls/d)	28.4
Conventional natural gas (MMcf/d)	15.6
Total Oil Sands segment production (MBOE/d)	786.4
Conventional
Light crude oil (Mbbls/d)	6.7
Natural gas liquids (Mbbls/d)	22.2
Conventional natural gas (MMcf/d)	535.9
Total Conventional segment production (MBOE/d)	118.2
Offshore
Light crude oil (Mbbls/d)	14.6
Natural gas liquids (Mbbls/d)	8.2
Conventional natural gas (MMcf/d)	258.3
Total Offshore segment production (MBOE/d)	65.8
Total Upstream production (MBOE/d)	970.4

Forward‐looking Information

This news release contains certain forward‐looking statements and forward‐looking information (collectively referred to as “forward‐looking information”) within the meaning of applicable securities legislation about Cenovus’s current expectations, estimates and projections about the future of the company, based on certain assumptions made in light of the company’s experiences and perceptions of historical trends. Although Cenovus believes that the expectations represented by such forward‐looking information are reasonable, there can be no assurance that such expectations will prove to be correct.
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Forward‐looking information in this document is identified by words such as “anticipate”, “continue”, “deliver”, “drive”, “expect”, “on track”, “payable”, “progress”, “remain”, “steward”, “target”, and “will” or similar expressions and includes suggestions of future outcomes, including, but not limited to, statements about: advancing towards sustained production milestone of one million BOE/d; commitment to safety; achieving an Upstream monthly production milestone in excess of one million BOE/d in the month of July; targeting to return approximately 75% of EFFF to shareholders over time; stewarding towards our long-term net debt target; Christina Lake North facility expansion project and redevelopment well program progress; expectation of operating cost reduction at Foster Creek; continued development of the eastern area and bringing a second pad online in the third quarter at Sunrise; additional production expected by 2028 from the diluent solvent aided process project; timing of first oil from the West White Rose project; future dividend payments; and 2026 planned maintenance and production/throughput impacts.

Developing forward‐looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. The factors or assumptions on which the forward‐looking information in this news release are based include, but are not limited to the assumptions inherent in Cenovus’s updated 2026 corporate guidance available on cenovus.com.

The risk factors and uncertainties that could cause actual results to differ materially from the forward‐looking information in this news release include, but are not limited to: changes to general economic, market and business conditions; the accuracy of estimates regarding commodity production and operating expenses, inflation, taxes, royalties, capital costs and currency and interest rates; risks inherent in the operation of Cenovus’s business; and risks associated with climate change and Cenovus’s assumptions relating thereto and other risks identified under “Risk Management and Risk Factors” and “Advisory” in Cenovus’s Management’s Discussion and Analysis (MD&A) for the year ended December 31, 2025.

Except as required by applicable securities laws, Cenovus disclaims any intention or obligation to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward‐looking information. For additional information regarding Cenovus’s material risk factors, the assumptions made, and risks and uncertainties which could cause actual results to differ from the anticipated results, refer to “Risk Management and Risk Factors” and “Advisory” in Cenovus’s MD&A for the periods ended December 31, 2025 and June 30, 2026 and to the risk factors, assumptions and uncertainties described in other documents Cenovus files from time to time with securities regulatory authorities in Canada (available on SEDAR+ at sedarplus.ca, on EDGAR at sec.gov and Cenovus’s website at cenovus.com).

Specified Financial Measures

This news release contains references to certain specified financial measures that do not have standardized meanings prescribed by IFRS Accounting Standards. Readers should not consider these measures in isolation or as a substitute for analysis of the company’s results as reported under IFRS Accounting Standards. These measures are defined differently by different companies and, therefore, might not be comparable to similar measures presented by other issuers. For information on the composition of these measures, as well as an explanation of how the company uses these measures, refer to the Specified Financial Measures Advisory located in Cenovus’s MD&A for the periods ended December 31, 2025 and June 30, 2026 (available on SEDAR+ at sedarplus.ca, on EDGAR at sec.gov and on Cenovus's website at cenovus.com), which is incorporated by reference into this news release.

Upstream Operating Margin and Downstream Operating Margin

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Upstream Operating Margin and Downstream Operating Margin, and the individual components thereof, are included in Note 1 of the interim Consolidated Financial Statements.

Operating Margin

Operating Margin is the total of Upstream Operating Margin plus Downstream Operating Margin.

	Upstream (5)			Downstream (5)			Total
($ millions)	2026 Q2	2026 Q1	2025 Q2	2026 Q2	2026 Q1	2025 Q2	2026 Q2	2026 Q1	2025 Q2
Revenues
Gross Sales	14,231	10,370	7,394	8,157	5,627	7,743	22,388	15,997	15,137
Less: Royalties	(1,661)	(983)	(621)	—	—	—	(1,661)	(983)	(621)
	12,570	9,387	6,773	8,157	5,627	7,743	20,727	15,014	14,516
Expenses
Purchased Product	2,074	1,244	1,111	6,663	4,378	6,878	8,737	5,622	7,989
Transportation and Blending	4,582	3,375	2,621	—	—	—	4,582	3,375	2,621
Operating	971	1,047	896	505	526	947	1,476	1,573	1,843
Realized (Gain) Loss on Risk Management	28	13	8	36	(11)	(11)	64	2	(3)
Operating Margin	4,915	3,708	2,137	953	734	(71)	5,868	4,442	2,066
5 Found in Note 1 of the June 30, 2026, or the March 31, 2026, interim Consolidated Financial Statements.
Adjusted Funds Flow, Free Funds Flow and Excess Free Funds Flow (EFFF)

The following table provides a reconciliation of cash from (used in) operating activities found in Cenovus’s interim Consolidated Financial Statements to Adjusted Funds Flow, Free Funds Flow and EFFF. Adjusted Funds Flow per Share – Basic and Adjusted Funds Flow per Share – Diluted are calculated by dividing Adjusted Funds Flow by the respective basic or diluted weighted average number of common shares outstanding during the period and may be useful to evaluate a company’s ability to generate cash.

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	Three Months Ended
($ millions)	June 30, 2026	March 31, 2026	June 30, 2025
Cash From (Used in) Operating Activities (6)	5,636	2,181	2,374
(Add) Deduct:
Settlement of Decommissioning Liabilities	(39)	(53)	(68)
Net Change in Non-Cash Working Capital	689	(1,143)	923
Adjusted Funds Flow	4,986	3,377	1,519
Capital Investment	1,200	1,170	1,164
Free Funds Flow	3,786	2,207	355
Add (Deduct):
Base Dividends Paid on Common Shares	(411)	(377)	(364)
Purchase of Common Shares under Employee Benefit Plan	(58)	(51)	(15)
Dividends Paid on Preferred Shares	—	(2)	(4)
Settlement of Decommissioning Liabilities	(39)	(53)	(68)
Principal Repayment of Leases	(88)	(90)	(94)
Acquisitions, Net of Cash Acquired	(5)	(10)	(129)
Proceeds From Divestitures	72	99	13
Excess Free Funds Flow	3,257	1,723	(306)
6 Found in the June 30, 2026, or the March 31, 2026, interim Consolidated Financial Statements.

Adjusted Market Capture
Adjusted market capture contains a non-GAAP financial measure and is used in the company’s U.S. Refining segment to provide an indication of margin captured relative to what was available in the market based on widely-used benchmarks. Cenovus defines adjusted market capture as refining margin, net of holding gains and losses, divided by the weighted average 3-2-1 market benchmark crack, net of RINs, expressed as a percentage. The weighted average crack spread, net of RINs, is calculated on Cenovus’s operable capacity-weighted average of the Chicago and Group 3 3-2-1 benchmark market crack spreads, net of RINs.

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($ millions)	Three months ended June 30, 2026	Three months ended March 31, 2026
Revenues (7)	6,549	4,220
Purchased Product (7)	5,384	3,318
Gross Margin	1,165	902
Inventory Holding (Gain) Loss	(152)	(457)
Adjusted Gross Margin	1,013	445
Total Processed Inputs (Mbbls/d)	372.9	359.9
Adjusted Refining Margin ($/bbl)	29.83	13.74
Operable Capacity (Mbbls/d)	364.8	364.8
Operable Capacity by Regional Benchmark (percent)
Chicago 3-2-1 Crack Spread Weighting	88	88
Group 3 3-2-1 Crack Spread Weighting	12	12
Benchmark Prices and Exchange Rate
Chicago 3-2-1 Crack Spread (US$/bbl)	46.54	17.55
Group 3 3-2-1 Crack Spread (US$/bbl)	41.45	17.16
RINs (US$/bbl)	13.78	8.71
US$ per C$1 - Average	0.723	0.729
Weighted Average Crack Spread, Net of RINs ($/bbl)	44.46	12.06
Adjusted Market Capture (percent)	67	114
7 Found in Note 1 of the June 30, 2026, or the March 31, 2026, interim Consolidated Financial Statements.

Cenovus Energy Inc.

Cenovus Energy Inc. is an integrated energy company with oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States. The company is committed to maximizing value by developing its assets in a safe, responsible and cost-efficient manner, integrating sustainability considerations into its business plans. Cenovus common shares are listed on the Toronto and New York stock exchanges. For more information, visit cenovus.com.

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Cenovus contacts

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